Exhibit 99.4

NEWS RELEASE

TSX: LAC • NYSE: LAC

www.lithiumamericas.com

Lithium Americas Provides Thacker Pass Update

with Q3 2023 Carve-Out Financials and MD&A

November 9, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) filed carve-out interim financial statements and management’s discussion and analysis (“MD&A”) (unaudited) for the three and nine months ended September 30, 2023 (“Q3 2023”), and provides a project update on the Thacker Pass lithium project in Humboldt Country, Nevada (“Thacker Pass” or the “Project”).

HIGHLIGHTS

Thacker Pass

•	Major earthworks and detailed engineering continue to advance in preparation for major construction to commence in 2024.

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The Company acquired repurposed temporary housing and kitchen facilities for the workforce hub, to provide housing for construction workers in the town of Winnemucca. The units are being shipped and delivered to the site in preparation for peak construction. Earthworks to prepare the workforce hub facility in Winnemucca are ongoing and progressing well.

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The Company continues to work closely with the U.S. Department of Energy (“DOE”) Loan Programs Office to advance confirmatory due diligence and term sheet negotiations for the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”), following the receipt of a Letter of Substantial Completion on February 22, 2023.

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The Company expects the DOE ATVM Loan Program conditional approval process to be completed in late-2023-early-2024, and if approved, to fund up to 75% of capital costs for construction of Phase 1. Development costs incurred by the project may qualify as eligible costs under the ATVM Loan Program as of January 31, 2023.

•	The construction budget for the second half of 2023 is $145 million (cash based), of which $51.1 million was spent in Q3 2023 primarily on advancing engineering, earthworks and the workforce hub.

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The Department of Economics at the University of Nevada, Reno completed an Economic Impact Assessment of Thacker Pass, Phase 1 and 2 construction and operations over the 40-year life of mine for Humboldt Country and the State of Nevada, based on the Thacker Pass Feasibility Study, effective November 2, 2022. Based on this assessment:

•	Thacker Pass is expected to generate over 1,500 construction jobs.

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In Humboldt County, Phase 1 and 2 construction activities are estimated to generate approximately $725 million of economic activity annually, and operations after project completion are estimated to generate economic impact of approximately $2 billion annually.

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In the State of Nevada, it is expected that every $1 the Company invests on Phase 1 and 2 capital construction will generate an additional $0.76 of spending, and that every direct job created during construction will generate an additional six jobs.

Corporate

•	As at October 3, 2023, the Company had approximately $275.5 million in cash and cash equivalents.

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The maximum price for General Motors (“GM”) second tranche investment equal to an aggregate purchase price of $330 million (“Tranche 2”) was adjusted post-Separation. GM is expected to invest Tranche 2 following the Company securing sufficient available capital to fund the development of Thacker Pass Phase 1 (the “Funding Condition”). The number of shares is to be determined using a conversion price equal to the lower of (a) the 5-day volume weighted average share price (which is determined as of the date the notice that the Funding Condition has been met) and (b) $17.36 per share, as adjusted for Separation.

CARVE-OUT FINANCIALS

On October 3, 2023, the former Lithium Americas Corp., which is now named Lithium Americas (Argentina) Corp. (TSX: LAAC) (NYSE: LAAC) (“Old LAC”) and Lithium Americas Corp. (“New LAC,” “Lithium Americas” or the “Company”) (TSX: LAC) (NYSE: LAC), completed by way of statutory plan of arrangement a separation (the “Separation”).

The MD&A of New LAC, prepared as of November 8, 2023, should be read in conjunction with New LAC’s unaudited condensed consolidated carve-out interim financial statements and the notes thereto for the three and nine months ended September 30, 2023 (“Q3 2023 financial statements”), and Old LAC’s North American audited carve-out financial statements and notes thereto for the year ended December 31, 2022 (“2022 annual financial statements”). The Q3 2023 financial statements are available on the Company’s profile on SEDAR+ and EDGAR, as well as the website at https://lithiumamericas.com/investor/filings-and-reports/default.aspx. The 2022 annual financial statements can be found in Old LAC’s 2023 Management Information Circular, available on Old LAC’s profile on SEDAR+ and EDGAR, or at https://lithiumamericas.com/investor/laac-separation/default.aspx.

ABOUT LITHIUM AMERICAS

Lithium Americas is committed to responsibly developing the 100%-owned Thacker Pass project located in Humbolt Country in northern Nevada, which hosts the largest known Measured and Indicated lithium resource in the United States. The Company is focused on advancing construction at Thacker Pass; construction commenced in early 2023. Lithium Americas’ shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol LAC. To learn more, visit www.lithiumamericas.com or follow @LithiumAmericas on social media.

INVESTOR CONTACT

Virginia Morgan, Vice President, Investor Relations and ESG

+1-778-726-4070

ir@lithiumamericas.com

www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This News Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of applicable United States securities legislation (collectively referred to as “forward-looking information” (“FLI”)). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as “anticipate,” “plan,” “continues,” “estimate,” “expect,” “may,” “will,” “projects,” “predict,” “proposes,” “potential,” “target,” “implement,” “scheduled,” “forecast,” “intend,” “would,” “could,” “might,” “should,” “believe” and similar terminology, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. FLI in this News Release includes, but is not limited to, information concerning the tax treatment of the separation of old Lithium Americas Corp. into Lithium Americas (Argentina) Corp. (“Lithium Argentina”), which holds the Argentinian businesses, interests, assets and liabilities, and current Lithium Americas Corp. (the “Company”), which holds the North American businesses, interests, assets and liabilities, implemented by way of plan of arrangement and completed on October 3, 2023 (the “Arrangement”); the expected operations, financial results and condition of the Company following the Arrangement; the Company’s future objectives and strategies to achieve those objectives, including the future prospects of the Company as an independent company; the estimated cash flow, capitalization and adequacy thereof for the Company following the Arrangement; the expected benefits of the Arrangement to, and resulting treatment of, shareholders and the Company; the anticipated effects of the Arrangement; the estimated costs of the Arrangement; development of the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; expectations regarding accessing funding from the ATVM Loan Program; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the permitting process in the United States for the Thacker Pass Project, including the lawsuit against the BLM filed in February 2023; capital expenditures and programs; estimates, and any change in estimates, of the mineral resources and mineral reserves at the Thacker Pass Project; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether certain mineral resources will ever be developed into mineral reserves, and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on the Thacker Pass Project; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; successful development of the Thacker Pass Project, including successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Thacker Pass Project; the expected capital expenditures for the construction of the Thacker Pass Project; anticipated job creation and workforce hub at the Thacker Pass Project; ability to achieve capital cost efficiencies; the GM Transaction and the potential for additional financing scenarios for the Thacker Pass Project; the expected timetable for completing Tranche 2 of the GM Transaction; the ability of the Company to complete Tranche 2 of the GM Transaction on the terms and timeline anticipated, or at all; the receipt of required stock exchange and regulatory approvals and authorizations, and the securing of sufficient available funding to complete the development of Phase 1 of the Thacker Pass Project, required for Tranche 2 of the GM Transaction; the expected benefits of Tranche 2 of the GM Transaction; the strategic advantages, future opportunities and focus of the Company as a result of the Arrangement; as well as other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. This FLI reflects the Company’s current views about future events, and while considered reasonable by the Company as of the date of this News Release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation: the potential benefits of the Arrangement not being realized; the risk of tax liabilities as a result of the Arrangement, and general business and economic uncertainties and adverse market conditions; the risk that the Arrangement may not be tax-free for income tax purposes and potential significant tax liabilities that the Company may be exposed to if the tax-deferred spinoff rules are not met; the risk of tax indemnity obligations owed by the Company to Lithium Argentina following the Arrangement becoming payable, including as a result of events outside of the Company’s control; the reduced diversity of the Company as a separate company following the Arrangement; uncertainties inherent to feasibility studies and mineral resource and mineral reserve estimates; the potential inability or unwillingness of current shareholders to hold Common Shares following the Arrangement; risks related to the Company’s status as an independent reporting issuer following the Arrangement; the ability of the Company to secure sufficient additional financing, advance and develop the Thacker Pass Project, and to produce battery grade lithium; the respective benefits and impacts of the Thacker Pass Project when production operations commence; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the Company’s ability to operate in a safe and effective manner, and without material adverse impact from the effects of climate change or severe weather conditions; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada; demand for lithium, including that such demand is supported by growth in the electric vehicle market; current technological trends; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; continuing support of local communities and the Fort McDermitt Paiute and Shoshone Tribe for the Thacker Pass Project; continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; impacts of inflation, currency exchanges rates, interest rates and other general economic and stock market conditions; the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations; estimates of and unpredictable changes to the market prices for lithium products; development and construction costs for the Thacker Pass Project, and costs for any additional exploration work at the project; estimates of mineral resources and mineral reserves, including whether certain mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of ongoing supply chain disruptions and availability of equipment and supplies on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project; availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass Project; the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the ATVM Loan Program application; government regulation of mining operations and mergers and acquisitions activity, and treatment under governmental, regulatory and taxation regimes; ability to realize expected benefits from investments in or partnerships with third parties; accuracy of development budgets and construction estimates; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; the ability of the Company to satisfy all closing conditions for Tranche 2 of the GM Transaction and complete Tranche 2 of the GM Transaction in a timely manner; and the impact of Tranche 2 of the GM Transaction on dilution of shareholders and on the trading prices for, and market for trading in, the securities of the Company. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company’s actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the Company’s Form 20-F filed on August 22, 2023, as amended, alternative AIF disclosure document dated September 30, 2023, and interim and annual MD&A for carve-out financial statements available on SEDAR+ at https://www.sedarplus.ca/landingpage/ and EDGAR at https://www.sec.gov/cgi-bin/browse-edgar?action=getcurrent. All FLI contained in this News Release is expressly qualified by the risk factors set out in the aforementioned documents. Readers are further cautioned to review the full description of risks, uncertainties and management’s assumptions in the aforementioned documents and other disclosure documents available on SEDAR+ and on EDGAR.

The Company expressly disclaims any obligation to update FLI as a result of new information, future events or otherwise, except as and to the extent required by applicable securities laws. Forward-looking financial information also constitutes FLI within the context of applicable securities laws and as such, is subject to the same risks, uncertainties and assumptions as are set out in the cautionary note above.

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